UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13-d2(a)

(Amendment No. 20)

Salton, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

795757103
(CUSIP Number)

William R. Lucas, Jr. 2100 Third Avenue North, Suite 600 Birmingham, Alabama 35203
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND/OR HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. (COLLECTIVELY, THE "FUNDS"). ALL OTHER ENTITIES AND PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR BOTH OF THE FUNDS.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 795757103	Page 2

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Harbinger Capital Partners Master Fund I, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 538,206,465 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 538,206,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 538,206,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 795757103	Page 3

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Harbinger Capital Partners Offshore Manager, L.L.C. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 538,206,465 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 538,206,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 538,206,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 795757103	Page 4

SCHEDULE 13D

1	NAME OF REPORTING PERSONS HMC Investors, L.L.C. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 538,206,465 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 538,206,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 538,206,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 795757103	Page 5

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Harbinger Capital Partners Special Situations Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 152,794,441 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 152,794,441
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,794,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 795757103	Page 6

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Harbinger Capital Partners Special Situations GP, L.L.C. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 152,794,441 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 152,794,441
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,794,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 795757103	Page 7

SCHEDULE 13D

1	NAME OF REPORTING PERSONS HMC – New York, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 152,794,441 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 152,794,441
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,794,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%
14	TYPE OF REPORTING PERSON CO

•

CUSIP No. 795757103	Page 8

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Harbert Management Corporation S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 152,794,441 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 152,794,441
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,794,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%
14	TYPE OF REPORTING PERSON CO

•

CUSIP No. 795757103	Page 9

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Philip Falcone S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 691,000,906 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 691,000,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 691,000,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 795757103	Page 10

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Raymond J. Harbert S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 691,000,906 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 691,000,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 691,000,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 795757103	Page 11

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Michael D. Luce S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 691,000,906 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 691,000,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 691,000,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 795757103	Page 12

               This Amendment No. 20 amends and supplements the Statement on Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (the “Shares”), of Salton, Inc., a Delaware corporation (the “Issuer”) filed on June 13, 2006, as amended October 20, 2006, October 26, 2006, November 6, 2006, November 16, 2006, December 18, 2006, January 3, 2007, January 24, 2007, February 9, 2007, March 30, 2007, May 3, 2007, May 9, 2007, June 12, 2007, June 29, 2007, July 24, 2007, July 31, 2007, October 4, 2007, December 28, 2007, May 27, 2008 and July 16, 2008 (as amended, the “Schedule 13D”) by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”), an investment fund, Harbinger Capital Partners Offshore Manager, L.L.C. (“Harbinger Management”), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member (“HMC Investors”), Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”), an investment fund, Harbinger Capital Partners Special Situations GP, L.L.C., the general partner of the Special Fund (“HCPSS”), HMC – New York, Inc., the managing member of HCPSS (“HMCNY”), Harbert Management Corporation (“HMC”), the parent of HMCNY, Philip Falcone, a shareholder of HMC, member of HMC Investors and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a shareholder of HMC and member of HMC Investors, and Michael D. Luce, a shareholder of HMC and member of HMC Investors (each of the Master Fund, Harbinger Management, HMC Investors, the Special Fund, HCPSS, HMCNY, HMC and Messrs. Falcone, Harbert and Luce, a “Reporting Person”, and collectively, the “Reporting Persons”). The Capitalized terms used herein and not otherwise defined in this Amendment No. 20 shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

On July 17, 2008 the Master Fund purchased from a stockholder of the Issuer 17,103,953 Shares for a purchase price of $0.23 per Share.

On August 22, 2008, the Issuer entered into a definitive Purchase Agreement (the “Purchase Agreement”) with the Master Fund, pursuant to which the Issuer has the right, in its sole discretion, to cause the Master Fund to purchase from the Issuer, from time to time on or prior to August 22, 2011, at one or more closings (each a “Closing”), and subject to the satisfaction or waiver of certain conditions set forth in the Purchase Agreement, shares of a new series of non-convertible and non-voting Issuer preferred stock (which will rank pari passu to the Issuer’s Series D Nonconvertible (Non-Voting) Preferred Stock in all respects) to be named the Issuer’s Series E Nonconvertible (Non-Voting) Preferred Stock (“Series E Preferred Stock”). Under the terms of the Purchase Agreement, the Master Fund is committed to purchase up to 50,000 shares of Series E Preferred Stock for a purchase price, in immediately available funds, of $1,000 per share, or an aggregate of up to $50 million. The Issuer is not required, at any time, to exercise its right to cause the Master Fund to purchase any of the Series E Preferred Stock.

The Issuer and the Master Fund have each made customary representations and warranties in the Purchase Agreement.

Under the Purchase Agreement, each Closing is subject to certain customary conditions, including, among others (i) the absence of any Material Adverse Effect (as defined in the Purchase Agreement) with respect to the Company since March 31, 2008, and (ii) the absence of any default or event of default under the Issuer’s Credit Agreements (as defined in the Purchase Agreement).  In addition, the Master Fund is not required to purchase any Series E Preferred Stock at any time at which it, together with its affiliates, owns less than a majority of the outstanding common stock.

The Purchase Agreement provides for certain customary termination rights for both the Issuer and the Master Fund, including, among others, that the Issuer may elect to terminate the Purchase Agreement by written notice at any time.

Each share of Series E Preferred Stock will have an initial liquidation preference of $1,000 per share and the holders thereof will be entitled to cumulative dividends payable quarterly at an annual rate of 16%. The complete terms of the Series E Preferred Stock are set forth in the terms of the Certificate of The Powers, Designations, Preferences And Rights Of The Series E Preferred Stock (the “Series E Certificate of Designation”) which was filed by the Issuer with the Secretary of State of Delaware immediately prior to the Initial Closing.

CUSIP No. 795757103	Page 13

In connection with the initial closing of the Purchase Agreement on August 22, 2008 (“Initial Closing”), the Master Fund purchased from the Issuer 25,000 shares of Series E Preferred Stock in cash for a purchase price of $1,000 per share of Series E Preferred Stock.

In connection with the consummation of the Transactions, on August 22, 2008 the Issuer, the Master Fund and the Special Fund entered into Amendment No. 1 to Registration Rights Agreement (the “Registration Rights Agreement Amendment”) dated as of December 28, 2007 by and among the Issuer, the Master Fund and the Special Fund. Under the terms of the Registration Rights Agreement Amendment, the Issuer has agreed to provide the Master Fund, in its capacity of a holder of shares of Series E Preferred Stock, certain demand and piggyback registration rights.

The Purchase Agreement is incorporated by reference into this Item 4 and was previously filed as Exhibit 10.1 on Form 8-K filed by the Issuer and dated August 22, 2008 (SEC file no. 0-19557). The Series E Certificate of Designation is incorporated by reference into this Item 4 and was previously filed as Exhibit 3.01 on Form 8-K filed by the Issuer and dated August 22, 2008 (SEC file no. 0-19557). The Registration Rights Agreement Aemendment is incorporated by reference into this Item 4 and was previously filed as Exhibit 4.01 on Form 8-K filed by the Issuer and dated August 22, 2008 (SEC file no. 0-19557).

Item 5. Interest in Securities of the Issuer

Item 5 (a, b) is hereby amended and restated in its entirety as follows:

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 538,206,465 Shares. The 538,206,465 Shares described hereto represent approximately 73.5% of the total Shares of Issuer deemed outstanding for purposes of this report.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 538,206,465 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 538,206,465 Shares.

As of the date hereof, the Master Fund also has a short position of 709,560 Shares.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 538,206,465Shares. 538,206,465 Shares described hereto represent approximately 73.5% of the total Shares of Issuer deemed outstanding for purposes of this report.

Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 538,206,465Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 538,206,465 Shares.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 538,206,465 Shares. The 538,206,465 Shares described hereto represent approximately 73.5% of the total Shares of Issuer deemed outstanding for purposes of this report.

HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 538,206,465 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 538,206,465 Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 152,794,441 Shares. The 152,794,441 Shares described hereto represent approximately 20.9% of the total Shares of Issuer deemed outstanding for purposes of this report.

CUSIP No. 795757103	Page 14

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 152,794,441 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 152,794,441 Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 152,794,441 Shares. The 152,794,441 Shares described hereto represent approximately 20.9% of the total Shares of Issuer deemed outstanding for purposes of this report.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 152,794,441 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 152,794,441 Shares.

(a, b) As of the date hereof, HMCNY. may be deemed to be the beneficial owner of 152,794,441 Shares. The 152,794,441 Shares described hereto represent approximately 20.9% of the total Shares of Issuer deemed outstanding for purposes of this report.

HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 152,794,441 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 152,794,441 Shares.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 152,794,441 Shares. The 152,794,441 Shares described hereto represent approximately 20.9% of the total Shares of Issuer deemed outstanding for purposes of this report.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 152,794,441 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 152,794,441 Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 691,000,906 Shares. The 691,000,906 Shares described hereto represent approximately 94.4% of the total Shares of Issuer deemed outstanding for purposes of this report.

Philip Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 691,000,906 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 691,000,906 Shares.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 691,000,906 Shares. The 691,000,906 Shares described hereto represent approximately 94.4% of the total Shares of Issuer deemed outstanding for purposes of this report.

Raymond J. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 691,000,906 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 691,000,906 Shares.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 691,000,906 Shares. The 691,000,906 Shares described hereto represent approximately 94.4% of the total Shares of Issuer deemed outstanding for purposes of this report.

Michael D. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 691,000,906 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 691,000,906 Shares.

CUSIP No. 795757103	Page 15

Item 5 (c) is hereby amended and restated in its entirety as follows:

On July 17, 2008 the Master Fund purchased from a stockholder of the Issuer 17,103,953 Shares for a purchase price of $0.23 per Share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following information:

The information contained in the amendment to Item 4 above with respect to the purchase by the Master Fund of 17,103,953 Shares, the Purchase Agreement, the Series E Certificate of Designation and the Registration Rights Agreement Amendment is hereby incorporated into this Item 6 by reference.

Item 7. Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following information:

EXHIBIT DESCRIPTION

A	Agreement between the Reporting Persons to file jointly
NN

Purchase Agreement, dated as of August 22, 2008, by and among Salton, Inc. and Harbinger Capital Partners Master Fund I, Ltd. is incorporated by reference into the Schedule 13D as Exhibit 10.1 on Form 8-K filed by the Issuer and dated August 22, 2008 (SEC file no. 0-19557).

OO

Certificate of The Powers, Designations, Preferences And Rights Of The Series E Preferred Stock dates as of August 22, 2008 is incorporated by reference into the Schedule 13D as Exhibit 3.01 on Form 8-K filed by the Issuer and dated August 22, 2008 (SEC file no. 0-19557)

PP

Amendment No. 1 to Registration Rights Agreement dated as of August 22, 2008 by and between Salton, Inc., Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. is incorporated by reference into the Schedule 13D as Exhibit 4.01 on Form 8-K filed by the Issuer and dated August 22, 2008 (SEC file no. 0-19557)

CUSIP No. 795757103	Page 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners Offshore Manager, L.L.C.

By:	HMC Investors, L.L.C., Managing Member
By:	/s/ William R. Lucas, Jr.
Name: William R. Lucas, Jr. Title: Executive Vice President

HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.

By:	HMC Investors, L.L.C., Managing Member
By:	/s/ William R. Lucas, Jr.
Name: William R. Lucas, Jr. Title: Executive Vice President

HMC INVESTORS, L.L.C.
By:	/s/ William R. Lucas, Jr.
Name: William R. Lucas, Jr. Title: Executive Vice President

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, L.L.C.

By:	HMC – New York, Inc., Managing Member
By:	/s/ William R. Lucas, Jr.
Name: William R. Lucas, Jr. Title: Executive Vice President

CUSIP No. 795757103	Page 17

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, L.L.C.

By:	HMC – New York, Inc., Managing Member
By:	/s/ William R. Lucas, Jr.
Name: William R. Lucas, Jr. Title: Executive Vice President

HMC – NEW YORK, INC.
By:	/s/ William R. Lucas, Jr.
Name: William R. Lucas, Jr. Title: Executive Vice President

HARBERT MANAGEMENT CORPORATION
By:	/s/ William R. Lucas, Jr.
Name: William R. Lucas, Jr. Title: Executive Vice President and General Counsel

By:	/s/ Philip Falcone
Name: Philip Falcone

By:	/s/ Raymond J. Harbert
Name: Raymond J. Harbert

CUSIP No. 795757103	Page 18

By:	/s/ Michael D. Luce
Name: Michael D. Luce

August 25, 2008

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 795757103	Page 19

EXHIBIT A

AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 20 dated August 25, 2008 relating to the Shares of Salton, Inc. shall be filed on behalf of the undersigned.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners Offshore Manager, L.L.C.

By:	HMC Investors, L.L.C., Managing Member
By:	/s/ William R. Lucas, Jr.
Name: William R. Lucas, Jr. Title: Executive Vice President

HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.

By:	HMC Investors, L.L.C., Managing Member
By:	/s/ William R. Lucas, Jr.
Name: William R. Lucas, Jr. Title: Executive Vice President

HMC INVESTORS, L.L.C.
By:	/s/ William R. Lucas, Jr.
Name: William R. Lucas, Jr. Title: Executive Vice President

CUSIP No. 795757103	Page 20

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, L.L.C.

By:	HMC – New York, Inc., Managing Member
By:	/s/ William R. Lucas, Jr.
Name: William R. Lucas, Jr. Title: Executive Vice President

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, L.L.C.

By:	HMC – New York, Inc., Managing Member
By:	/s/ William R. Lucas, Jr.
Name: William R. Lucas, Jr. Title: Executive Vice President

HMC – NEW YORK, INC.
By:	/s/ William R. Lucas, Jr.
Name: William R. Lucas, Jr. Title: Executive Vice President

HARBERT MANAGEMENT CORPORATION
By:	/s/ William R. Lucas, Jr.
Name: William R. Lucas, Jr. Title: Executive Vice President and General Counsel

By:	/s/ Philip Falcone
Name: Philip Falcone

CUSIP No. 795757103	Page 21

By:	/s/ Raymond J. Harbert
Name: Raymond J. Harbert

By:	/s/ Michael D. Luce
Name: Michael D. Luce

August 25, 2008